Exhibit 2.1

[Translation]

Certificate of Common Stock of Woori Financial Group Inc.

One Share

￦5,000

Issuance No. 1

1. Name of the company	Woori Financial Group Inc.

1. Date of establishment	January 11, 2019

1. Number of authorized shares	4 billion

1. Price per share	￦5,000

1. Type of share	Registered common stock

1. Date of issuance	January 11, 2019

This certificate has been delivered to the person whose name is stated on the reverse of this certificate for the purpose of certifying that he/she is the holder of one share of the Company’s common stock pursuant to the Company’s Articles of Incorporation.

Woori Financial Group Inc.

Representative Director, Tae-Seung Sohn